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                       SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC.

                                   FORM 12B-25


                                            Commission File Number: 1-11013
                                            Cusip Number:


                           NOTIFICATION OF LATE FILING

(Check One):      ( ) Form 10-K    ( ) Form 11-K     ( ) Form 20-F
                  (X) Form 10-Q                      ( )  Form N-SAR

For Period Ended:          September 30, 1999

( )  Transition Report on Form 10-K        ( )  Transition Report on Form 10Q
( )  Transition Report on Form 20-K        ( )  Transition Report on Form N-SAR
( )  Transition Report on Form 11-K

For the Transition Period Ended:____________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________________________

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Specialty Chemical Resources, Inc.

Former name if applicable

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Address of principal executive office (Street and number):

9055 S. Freeway Dr.,
Macedonia, OH  44056


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                                     PART II
                            RULE 12-B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company is in the process of resolving certain covenant non-compliances to its credit agreement with its senior lender. Due to this uncertainty affecting the presentation of information in its Quarterly Report on Form 10-Q, the Company is unable to complete and file its Form 10-Q by November 15, 1999, the prescribed deadline for filing. The Company intends to file the form 10-Q promptly after such credit agreement issues are finalized, and in any event by November 20, 1999.

     (1) Name and telephone number of person to contact in regard to this notification:

                David F. Spink              (330) 467-4195


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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                           (X) Yes    ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                           (X)  Yes   ( ) No

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Net sales of $23,072,000 for the nine months ended September 30, 1999, were $4,925,000, or 18%, below the comparable period in the prior year. The decrease was entirely due to reduced volume that resulted primarily from production shortfalls in the last six months of 1997 that caused a loss of customers and a loss of business from several continuing customers throughout 1998 and, to a lesser extent, a weakening of demand during the third quarter of 1999 from automotive/industrial customers.

         Net sales of $7,335,000 for the three-month period ended September 30, 1999 were $1,276,000, or 15% below the comparable period in the prior year. Approximately 86% of the decrease was due to reduced volume that resulted from production shortfalls in the last six months of 1997 that caused a loss of customers and a loss of business from several continuing customers throughout 1998, as well as weakened demand from automotive/industrial customers in the third quarter of 1999. Approximately 14% of the net sales decrease was due to a lower price mix of products sold during the quarter.

         Cost of goods sold dollars decreased by $4,171,000 for the nine months ended September 30, 1999, as compared to the same period in the prior year. However, 1998 manufacturing overhead benefited from a $300,000 refund of Worker's Compensation Insurance premiums from prior years. Without the refund, cost of goods sold decreased by $4,471,000. Approximately 64% of this dollar decrease in the 1999 period is due to lower volume, with 25% due to lower manufacturing labor and overhead costs and 11% due to improved material efficiencies. Cost of goods sold decreased as a percentage of net sales from 80.2% to 79.2% for the nine-month period ended September 30, 1999, as compared to the same period of the prior year. The decreased percentage was due entirely to improved material efficiencies.

         Cost of goods sold dollars decreased by $1,034,000 for the three months ended September 30, 1999 compared to the same period of 1998. Approximately 71% of this dollar decrease was due to lower volume with 4% due to improved material efficiencies


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and 25% due to lower manufacturing labor and overhead costs. Cost of goods sold as a percentage of net sales was unchanged for the three-month period ended September 30, 1999 compared to the same period for the prior year.

         Selling, general and administrative expenses were $4,262,000 for the nine-month period ended September 30, 1999, a reduction of $740,000 as compared to the same period in 1998. Approximately 45% of the decrease in selling, general and administrative expense dollars is due to staffing reductions implemented throughout 1998 and with a downsizing at the beginning of 1999, with 55% due to overhead reduction programs implemented throughout 1998.

         Selling, general and administrative expenses were $1,478,000 for the three-month period ended September 30, 1999, a reduction of $71,000 as compared to the same period of 1998. Decreases in selling, general and administrative expense dollars due to staffing reductions and overhead reduction programs, both mentioned above, more than offset increased freight and commission costs that were sales mix related.

         Interest expense was $1,107,000 for the nine months ended September 30, 1999, a decrease of $130,000 from the nine months ended September 30, 1998. The decrease in interest expense is due to decreased borrowings under the senior credit facility. See "Liquidity and Capital Resources". Interest expense for the nine months ended September 30, 1999, was 4.8% of net sales versus 4.4% for the comparable period in the prior year.

         Interest expense was $386,000 for the three months ended September 30, 1999, a decrease of $53,000 from the three months ended September 30, 1998. The decrease in interest expense is due to decreased borrowings under the senior credit facility. Interest expense for the three months ended September 30, 1999 was 5.3% of net sales versus 5.1% for the comparable period in the prior year.

         The Company experienced a net loss for the nine months ended September 30, 1999, of $1,005,000, or $.24 loss per share on weighted average shares outstanding of 4,257,101. This compared to a net loss of $1,309,000, or $.34 loss per share on weighted average shares outstanding of 3,882,261 for the same period in the prior year before the inclusion in 1998 of the Worker's Compensation insurance premium rebate of $300,000. The reported loss in 1998 after the rebate was $1,009,000, or $.26 loss per share. The reduced loss is due to the cost improvements mentioned above more than offsetting the effects of the volume decrease.

         The Company experienced a net loss for the three months ended September 30, 1999, of $629,000, or $.15 loss per share on weighted average shares outstanding of 4,257,101. This compared to a net loss of $442,000, or $.11 loss per share on weighted average shares outstanding of 3,882,261 for the same period in 1998. The increased loss is due to the volume decrease more than offsetting the cost improvements mentioned above.

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                       SPECIALTY CHEMICAL RESOURCES, INC.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    November 15, 1999          By: /s/  David F. Spink
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                                        David F. Spink, Vice President and
                                        Chief Financial Officer